SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 9)

Western Gas Partners, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

958254-10-4

(CUSIP Number)

Philip H. Peacock

1201 Lake Robbins Drive

The Woodlands, Texas 77380-1046

(832) 636-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 13, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of reporting person Anadarko Petroleum Corporation
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of funds OO (please see Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 50,053,824 common units
	9	Sole dispositive power 0
	10	Shared dispositive power 50,053,824 common units
11	Aggregate amount beneficially owned by each reporting person 50,053,824 common units
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 39.2%
14	Type of reporting person HC; CO

1	Name of reporting person Western Gas Resources, Inc.
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of funds OO (please see Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 49,604,695 common units
	9	Sole dispositive power 0
	10	Shared dispositive power 49,604,695 common units
11	Aggregate amount beneficially owned by each reporting person 49,604,695 common units
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 38.9%
14	Type of reporting person HC; CO

1	Name of reporting person Western Gas Equity Holdings, LLC
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of funds OO (please see Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 49,296,208 common units
	9	Sole dispositive power 0
	10	Shared dispositive power 49,296,208 common units
11	Aggregate amount beneficially owned by each reporting person 49,296,208 common units
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 38.6%
14	Type of reporting person HC; OO – limited liability company

1	Name of reporting person Western Gas Equity Partners, LP
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of funds OO (please see Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 49,296,208 common units
	9	Sole dispositive power 0
	10	Shared dispositive power 49,296,208 common units
11	Aggregate amount beneficially owned by each reporting person 49,296,208 common units
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 38.6%
14	Type of reporting person HC; PN

1	Name of reporting person Western Gas Holdings, LLC
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of funds OO (please see Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power* 0
	9	Sole dispositive power 0
	10	Shared dispositive power* 0
11	Aggregate amount beneficially owned by each reporting person* 0
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11)* 0%
14	Type of reporting person OO – limited liability company

*	Western Gas Holdings, LLC, the sole general partner of Western Gas Partners, LP, owns 2,583,068 general partner units and incentive distribution rights (which represent the right to receive increasing percentage of quarterly distributions in excess of specified amounts) in Western Gas Partners, LP.

1	Name of reporting person APC Midstream Holdings, LLC
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of funds OO (please see Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 308,490 common units
	9	Sole dispositive power 0
	10	Shared dispositive power 308,490 common units
11	Aggregate amount beneficially owned by each reporting person 308,490 common units
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.2%
14	Type of reporting person OO – limited liability company

1	Name of reporting person Anadarko Marcellus Midstream, L.L.C.
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of funds OO (please see Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 449,129 common units
	9	Sole dispositive power 0
	10	Shared dispositive power 449,129 common units
11	Aggregate amount beneficially owned by each reporting person 449,129 common units
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.4%
14	Type of reporting person OO – limited liability company

1	Name of reporting person Anadarko E&P Onshore LLC
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of funds OO (please see Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 449,129 common units
	9	Sole dispositive power 0
	10	Shared dispositive power 449,129 common units
11	Aggregate amount beneficially owned by each reporting person 449,129 common units
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.4%
14	Type of reporting person HC; OO – limited liability company

1	Name of reporting person Anadarko Holding Company
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of funds OO (please see Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Utah
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 449,129 common units
	9	Sole dispositive power 0
	10	Shared dispositive power 449,129 common units
11	Aggregate amount beneficially owned by each reporting person 449,129 common units
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.4%
14	Type of reporting person HC; CO

AMENDMENT NO. 9 TO SCHEDULE 13D

This Amendment No. 9 to Schedule 13D further amends and restates (where indicated) the Schedule 13D initially filed with the Securities and Exchange Commission on May 23, 2008 (as amended prior to this Amendment No. 9, and as further amended hereby, the “Schedule 13D”), and relates to the beneficial ownership by the Reporting Persons of the common units representing limited partner interests (“Common Units”) of Western Gas Partners, LP, a Delaware limited partnership (the “Issuer”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D. Except as provided herein, all Items of the Schedule 13D remain unchanged. This Amendment is being filed by the Reporting Persons pursuant to their Joint Filing Statement filed as Exhibit D to this Amendment No. 9. This Amendment is being filed to disclose updates to this Schedule 13D as a result of the Nuevo Merger Agreement (as defined below) and the Nuevo UPA (as defined below).

Item 2. Identity and Background

Item 2 is hereby amended and restated in its entirety as follows:

(a) This Schedule 13D is filed by (i) Anadarko Petroleum Corporation, a Delaware corporation (“Anadarko”), (ii) Western Gas Resources, Inc., a Delaware corporation (“WGR”), (iii) Western Gas Equity Holdings, LLC, a Delaware limited liability company (“WGP GP”), (iv) Western Gas Equity Partners, LP, a Delaware limited partnership (“WGP”), (v) Western Gas Holdings, LLC, a Delaware limited liability company (the “General Partner”), (vi) APC Midstream Holdings, LLC, a Delaware limited liability company (“AMH”), (vii) Anadarko Marcellus Midstream, L.L.C., a Delaware limited liability company (“AMM”), (viii) Anadarko E&P Onshore LLC, a Delaware limited liability company (“E&P Onshore”), and (ix) Anadarko Holding Company, a Utah corporation (“AHC” and, together with Anadarko, WGR, WGP GP, WGP, the General Partner, AMH, AMM and E&P Onshore, the “Reporting Persons”).

Anadarko owns 100% of the common stock of WGR and AHC. WGR is the sole member of WGP GP, which is the sole general partner of WGP. WGP owns approximately 38.6% of the Issuer’s outstanding Common Units and is the sole member of the General Partner. The General Partner is the sole general partner of the Issuer. WGP is the sole member of AMH, which owns approximately 0.2% of the Issuer’s outstanding Common Units and all of the Issuer’s Class C Units (as defined below). AHC is the sole member of E&P Onshore, which is the sole member of AMM. AMM owns approximately 0.4% of the Issuer’s outstanding Common Units. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) The business address of each of the Reporting Persons is 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046.

(c) The principal business of Anadarko is to engage in the exploration, development, production, gathering, processing and marketing of natural gas, crude oil, condensate and natural gas liquids. The principal business of WGR is to hold membership interests in WGP GP and AMH. The principle business of WGP GP is to hold the general partner units and to manage the business and affairs of WGP. The principle business of WGP is to own three types of partnership interests in the Issuer and to manage the business and affairs of the General Partner. The principal business of the General Partner is to hold general partner units and incentive distribution rights in the Issuer and to manage the business and affairs of the Issuer. The principal business of AMH is to hold ownership interests in its various subsidiaries and in the Issuer. The principal business of AHC is to hold membership interests in its various subsidiaries, including E&P Onshore. E&P Onshore’s principal business is to engage in exploration and production activities and to manage its various subsidiaries, including AMM. AMM’s principal business is to engage in exploration and production and midstream activities and to hold Common Units in the Issuer.

(d) – (e) During the past five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Not applicable.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the general partners, executive officers, board of directors and each person controlling the Reporting Persons, as applicable (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Schedule 1 and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of the persons listed on Schedule 1 as a director or executive officer of Anadarko, WGR, WGP GP, WGP, the General Partner, AMH, AMM, E&P Onshore and AHC has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety as follows:

The Issuer was formed in August 2007 as a Delaware limited partnership to indirectly own, operate, acquire and develop midstream energy assets that were previously indirectly owned and operated by Anadarko.

On May 14, 2008, the Issuer closed its initial public offering of 18,750,000 Common Units. In connection with the closing of the initial public offering, the Issuer entered into that certain Contribution, Conveyance and Assumption Agreement dated May 14, 2008 (the “IPO Contribution Agreement”), among the Issuer, the General Partner, WGR Holdings, LLC, a Delaware limited liability company (“WGR Holdings”), WGR Asset Holding Company LLC, a Delaware limited liability company (“Asset HoldCo”), Anadarko, Western Gas Operating, LLC, a Delaware limited liability company (“Operating GP”), and WGR Operating, LP, a Delaware limited partnership (“OLP”). Pursuant to the IPO Contribution Agreement, the Issuer:

•	received 100% of the interests in Anadarko Gathering Company, LLC, Pinnacle Gas Treating LLC and MIGC LLC for further contribution to OLP;

•	issued 1,083,115 general partner units and all of its Incentive Distribution Rights (as defined in the Partnership Agreement) to the General Partner; and

•	issued 4,973,806 Common Units and 26,536,306 subordinated units representing limited partner interests of the Issuer (“Subordinated Units”) to WGR Holdings.

In connection with the initial public offering and the IPO Contribution Agreement, on June 11, 2008, the Issuer issued an additional 2,060,875 Common Units to the public pursuant to the partial exercise of the underwriters’ over-allotment option and 751,625 Common Units to WGR Holdings.

On December 19, 2008, the Issuer closed the transactions contemplated by the Contribution Agreement, dated November 11, 2008 (the “Powder River Contribution Agreement”), among WGR, Asset HoldCo, WGR Holdings, the General Partner (together with WGR, Asset HoldCo and WGR Holdings, the “Powder River Contributing Parties”), the Issuer, Operating GP and OLP. Pursuant to the Powder River Contribution Agreement:

•	a subsidiary of the Issuer received certain midstream assets from the Powder River Contributing Parties;

•	the Issuer paid the Powder River Contributing Parties $175,000,000 in cash consideration (which it borrowed from Anadarko pursuant to a Term Loan Agreement dated December 19, 2008); and

•	the Issuer issued 2,556,891 Common Units to WGR Holdings.

Concurrent with such closing, the General Partner received 52,181 additional general partner units in the Issuer after contributing its 2% undivided interest in the midstream assets, thereby maintaining its 2% general partner interest in the Issuer.

On July 22, 2009, the Issuer closed the transactions contemplated by the Contribution Agreement dated July 10, 2009 (the “Chipeta Contribution Agreement”), among WGR, Asset HoldCo, Anadarko Uintah Midstream, LLC

(“AUM”), WGR Holdings, the General Partner, WES GP, Inc. (“WES GP” and, together with the General Partner, WGR, Asset HoldCo, WGR Holdings and AUM, the “Chipeta Contributing Parties”), the Issuer, Operating GP and OLP. Pursuant to the Chipeta Contribution Agreement:

•	a subsidiary of the Issuer received certain midstream assets from the Chipeta Contributing Parties;

•	the Issuer paid the Chipeta Contributing Parties $101,450,500 in cash consideration (which it borrowed from Anadarko pursuant to a Term Loan Agreement dated July 22, 2008);

•	the Issuer issued 351,424 Common Units to WGR Holdings; and

•	the Issuer issued 7,172 general partner units to the General Partner.

On January 29, 2010, the Issuer closed the transactions contemplated by the Contribution Agreement dated January 29, 2010 (the “Granger Contribution Agreement”), among WGR, Asset HoldCo, Mountain Gas Resources (“MGR”), WGR Holdings, the General Partner, WES GP (together with the General Partner, WGR, Asset HoldCo, WGR Holdings and MGR, the “Granger Contributing Parties”), the Issuer, Operating GP and OLP. Pursuant to the Granger Contribution Agreement:

•	a subsidiary of the Issuer received certain midstream assets from the Granger Contributing Parties;

•	the Issuer paid the Granger Contributing Parties $241,680,000 in cash consideration ($210 million of which was borrowed under the Issuer’s revolving credit facility, and the remainder of which was cash on hand);

•	the Issuer issued 620,689 Common Units to WGR Holdings; and

•	the Issuer issued 12,667 general partner units to the General Partner.

On August 2, 2010, the Issuer closed the transactions contemplated by the Contribution Agreement dated July 30, 2010 (the “Wattenberg Contribution Agreement”), among WGR, Asset HoldCo, WGR Holdings, the General Partner, WES GP (together with the General Partner, WGR, Asset HoldCo and WGR Holdings, the “Wattenberg Contributing Parties”), the Issuer, Operating GP and OLP. Pursuant to the Wattenberg Contribution Agreement:

•	a subsidiary of the Issuer received certain midstream assets from the Wattenberg Contributing Parties through the acquisition of 100% of the membership interests in Kerr-McGee Gathering LLC;

•	the Issuer paid the Wattenberg Contributing Parties $473,100,000 in cash consideration (which was funded through: (i) $250 million borrowed under a term loan agreement, (ii) $200 million borrowed under the Issuer’s revolving credit facility, and (iii) cash on hand);

•	the Issuer issued 1,048,196 Common Units to WGR Holdings; and

•	the Issuer issued 21,392 general partner units to the General Partner.

On July 8, 2011, the Issuer closed the transactions contemplated by the Contribution Agreement dated July 1, 2011 (the “Bison Contribution Agreement”), among WGR, Asset HoldCo, WGR Holdings, the General Partner, WES GP (together with the General Partner, WGR, Asset HoldCo and WGR Holdings, the “Bison Contributing Parties”), the Issuer, Operating GP and OLP. Pursuant to the Bison Contribution Agreement:

•	a subsidiary of the Issuer received certain midstream assets from the Bison Contributing Parties;

•	the Issuer paid the Bison Contributing Parties $25,000,000 in cash consideration (which was funded through cash on hand);

•	the Issuer issued 2,950,284 Common Units to WGR Holdings; and

•	the Issuer issued 60,210 general partner units to the General Partner.

On August 15, 2011, pursuant to the terms of the Partnership Agreement, 26,536,306 Subordinated Units held by WGR Holdings converted into Common Units on a one-for-one basis in connection with the expiration of the Subordination Period (as defined in the Partnership Agreement).

On January 13, 2012, the Issuer closed the transactions contemplated by the Contribution Agreement dated December 15, 2011 (the “MGR Contribution Agreement”), among WGR, Asset HoldCo, WGR Holdings, the General Partner, WES GP (together with the General Partner, WGR, Asset HoldCo and WGR Holdings, the “MGR Contributing Parties”), the Issuer, Operating GP and OLP. Pursuant to the MGR Contribution Agreement:

•	a subsidiary of the Issuer received certain midstream assets from the MGR Contributing Parties through the acquisition of 100% of the membership interests in Mountain Gas Resources LLC;

•	the Issuer paid the MGR Contributing Parties $458,586,850 in cash consideration (which was funded through cash on hand);

•	the Issuer issued 632,783 Common Units to WGR Holdings; and

•	the Issuer issued 12,914 general partner units to the General Partner.

On August 1, 2012, the Issuer closed the transactions contemplated by the Contribution Agreement dated July 19, 2012 (the “Chipeta 2012 Contribution Agreement”), among AUM, WGR, WGR Holdings, Asset HoldCo, the General Partner, WES GP, the Issuer, Operating GP and OLP. Pursuant to the Chipeta 2012 Contribution Agreement:

•	a subsidiary of the Issuer received an additional 24% membership interest in Chipeta Processing LLC from the Chipeta Contributing Parties;

•	the Issuer paid the Chipeta Contributing Parties $128,250,000 in cash consideration (which was funded through cash on hand);

•	the Issuer issued 151,235 Common Units to WGR Holdings; and

•	the Issuer issued 3,086 general partner units to the General Partner.

On September 12, 2012, WGR Holdings was converted into WGP. On December 12, 2012, WGP closed its initial public offering of 19,758,150 common units representing limited partner interests (the “Offering”). In connection with the closing of the Offering, the Issuer entered into a Unit Purchase Agreement dated December 12, 2012 (the “Unit Purchase Agreement”) by and among the Issuer, the General Partner, WGP and WGP GP. Pursuant to the Unit Purchase Agreement:

•	WGP used $401,256,436 of the net proceeds from the Offering to purchase Common Units from the Issuer;

•	WGP used $8,188,874 million of the net proceeds from the Offering to make a capital contribution to the Issuer, on behalf of the General Partner, to allow the General Partner to maintain its 2.0% general partner interest in the Issuer;

•	the Issuer issued 8,722,966 Common Units to WGP; and

•	the Issuer issued 178,019 general partner units to the General Partner.

On March 1, 2013, the Issuer closed the transactions contemplated by the Contribution Agreement dated February 27, 2013 (the “Marcellus Contribution Agreement”), among AMM, the Issuer, Operating GP and OLP, and for certain limited purposes Anadarko and E&P Onshore. Pursuant to the Marcellus Contribution Agreement:

•	a subsidiary of the Issuer received a 33.75% interest in two gathering systems that serve production from the Marcellus shale in north-central Pennsylvania from AMM;

•	the Issuer paid AMM $465,500,000 in cash consideration (which was funded through (i) $250,00,000 in borrowings under the Issuer’s revolving credit facility and (ii) $215,500,000 in cash on hand);

•	the Issuer issued 449,129 Common Units to AMM; and

•	the Issuer issued 9,166 general partner units to the General Partner.

On March 3, 2014, the Issuer closed the transactions contemplated by the Contribution Agreement dated February 27, 2014 (the “Texas Express Contribution Agreement”), among Asset HoldCo, AMH, the Issuer, Operating GP and OLP, and for certain limited purposes Anadarko. Pursuant to the Texas Express Contribution Agreement:

•	a subsidiary of the Issuer received a 33.33% interest in Front Range Pipeline, LLC, Texas Express Pipeline, LLC and Texas Express Gathering, LLC;

•	the Issuer paid AMH $356,300,000 in cash consideration (which was funded through (i) $350,00,000 in borrowings under the Issuer’s revolving credit facility and (ii) $6,300,000 in cash on hand);

•	the Issuer issued 308,490 Common Units to AMH; and

•	the Issuer issued 6,296 general partner units to the General Partner.

On November 25, 2014, the Issuer closed the transactions contemplated by the Agreement and Plan of Merger dated October 28, 2014 (the “Nuevo Merger Agreement”), among the Issuer, Maguire Midstream LLC, an indirect wholly owned subsidiary of the Issuer, Nuevo Midstream, LLC (“Nuevo”) and the other parties thereto. Pursuant to the Nuevo Merger Agreement:

•	the Issuer acquired Nuevo; and

•	the Issuer paid $1,500,000,000 in cash consideration (which was funded through (i) cash on hand, (ii) borrowings under the Issuer’s revolving credit facility and (iii) the issuance of 10,913,853 Class C units representing limited partner interests in the Issuer (“Class C Units”) to AMH).

Item 4. Purpose of Transaction

Item 4(a) of Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The Issuer may grant unit awards, restricted units, phantom units, unit options, unit appreciation rights, distribution equivalent rights and substitute awards to employees and directors of the General Partner and its affiliates pursuant to the Issuer’s 2008 Long-Term Incentive Plan adopted by the General Partner. The Issuer may acquire Common Units to issue pursuant to the 2008 Long-Term Incentive Plan on the open market, directly from the Issuer, from other Reporting Persons, or otherwise.

In connection with the closing of the Nuevo Merger Agreement, AMH acquired 10,913,853 Class C Units, which will convert into Common Units on a one-for-one basis on December 31, 2017 unless the Issuer elects to convert such units earlier or Anadarko extends the conversion date.

Item 5. Interest in Securities of the Issuer

Item 5(a), (b) and (c) of Schedule 13D are hereby amended and restated in their entirety to read as follows:

(a) (1) WGP is the record and beneficial owner of 49,296,208 Common Units, which based on there being 127,695,130 Common Units outstanding as of February 13, 2015, represents 38.6% of the outstanding Common Units. WGP, as the 100% owner of the General Partner, may also, pursuant to Rule 13d-3, be deemed to beneficially own the 2,583,068 general partner units and the Incentive Distribution Rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in the Issuer held by the General Partner.

(2) WGP GP, as the sole general partner of WGP, may, pursuant to Rule 13d-3, be deemed to beneficially own the 49,296,208 Common Units held of record by WGP, which based on there being 127,695,130 Common Units outstanding as of February 13, 2015, represents 38.6% of the outstanding Common Units. WGP GP, as the general partner of WGP, may also, pursuant to Rule 13d-3, be deemed to beneficially own the 2,583,068 general partner units and the Incentive Distribution Rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) with respect to the Issuer held by the General Partner.

(3) WGR, as the 88.4% owner of WGP, may, pursuant to Rule 13d-3, be deemed to beneficially own the 49,296,208 Common Units held of record by WGP, which based on there being 127,695,130 Common Units outstanding as of February 13, 2015, represents 38.6% of the outstanding Common Units. WGR, as the indirect 88.4% owner of WGP, may also, pursuant to Rule 13d-3, be deemed to beneficially own the 2,583,068 general partner units and the Incentive Distribution Rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) with respect to the Issuer held by the General Partner. WGR, as the 100% owner of AMH, may also, pursuant to Rule 13d-3, be deemed to beneficially own AMH’s 309,490 Common Units, which based on there being 127,695,130 Common Units outstanding as of February 13, 2015, represent 0.2% of the outstanding Common Units.

(4) Anadarko, as the indirect 88.4% owner of each of WGP and AMH and the indirect 100% owner of AMM, may, pursuant to Rule 13d-3, be deemed to beneficially own the 50,053,824, 308,490 and 449,129 Common Units held of record by WGP, AMH and AMM, respectively, which based on there being 127,695,130 Common Units outstanding as of February 13, 2015, collectively represent 39.2% of the outstanding Common Units. Anadarko, as the indirect 88.4% owner of WGP, may also, pursuant to Rule 13d-3, be deemed to beneficially own the 2,583,068 general partner units and the Incentive Distribution Rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) with respect to the Issuer held by the General Partner.

(5) The General Partner, as the sole general partner of the Issuer, does not beneficially own any Common Units of the Issuer. However, the General Partner does own 2,583,068 general partner units and the Incentive Distribution Rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) with respect to the Issuer.

(6) AMH is the record and beneficial owner of 308,490 Common Units, which based on there being 127,695,130 Common Units outstanding as of February 13, 2015, represent 0.2% of the outstanding Common Units.

(7) AMM is the record and beneficial owner of 449,129 Common Units, which based on there being 127,695,130 Common Units outstanding as of February 13, 2015, represent 0.4% of the outstanding Common Units.

(8) E&P Onshore, as the indirect owner of AMM, may, pursuant to Rule 13d-3, be deemed to beneficially own the 449,129 Common Units held of record by AMM, which based on there being 127,695,130 Common Units outstanding as of February 13, 2015, represent 0.4% of the outstanding Common Units.

(9) AHC, as the indirect owner of AMM, may, pursuant to Rule 13d-3, be deemed to beneficially own the 449,129 Common Units held of record by AMM, which based on there being 127,695,130 Common Units outstanding as of February 13, 2015, represents 0.4% of the outstanding Common Units.

(10) See Schedule 1 for the aggregate number and percentage of Common Units beneficially owned by the Listed Persons.

(b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. See Schedule 1 for the information applicable to the Listed Persons.

(c) In the 60 days preceding February 13, 2015, the following transactions in the Issuer’s common units were effected by the individuals listed in Schedule 1: On December 16, 2014 and December 17, 2014, James R. Crane sold an aggregate of 300,000 common units of the Issuer, and on January 14, 2015, David J. Tudor purchased 400 common units of the Issuer. Other than the transactions enumerated in the preceding sentence, the Issuer has no knowledge of other transactions in the Common Units in last 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of Schedule 13D is hereby amended to add the following language as the last paragraph under the heading “Cash Distributions”:

In connection with the consummation of the transactions contemplated by the Marcellus Contribution Agreement, the Issuer amended the Partnership Agreement to permit the Issuer to make a special one-time cash distribution to AMM (without a corresponding distribution to the General Partner or the limited partners of the Issuer) in an amount equal to the cash consideration required to be paid by the Issuer under the Marcellus Contribution Agreement.

In connection with the consummation of the transactions contemplated by the Texas Express Contribution Agreement, the Issuer amended the Partnership Agreement to permit the Issuer to make a special one-time cash distribution to AMH (without a corresponding distribution to the General Partner or the limited partners of the Issuer) in an amount equal to the cash consideration required to be paid by the Issuer under the Texas Express Contribution Agreement.

Class C Unit Issuance

In connection with the consummation of the transaction contemplated by the Nuevo Merger Agreement, the Issuer entered into a Unit Purchase Agreement (the “Nuevo UPA”) with Anadarko and AMH. Pursuant to the terms of the Nuevo UPA, the Partnership issued 10,913,853 Class C Units to AMH. The Class C Units were issued upon the closing of the transactions under the Nuevo Merger Agreement. The Class C Units will receive distributions in the form of additional Class C Units until the end of 2017 (unless earlier converted), and will be disregarded with respect to calculating the Issuer’s cash distributions until they are converted to Common Units. The Class C Units will convert into Common Units on a one-for-one basis on December 31, 2017, unless the Issuer elects to convert such units earlier or Anadarko extends the conversion date.

Item 6 of Schedule 13D is hereby amended to replace the section entitled “The General Partner’s Limited Liability Company Agreement” with the following:

Under the Second Amended and Restated Limited Liability Company Agreement of the General Partner (the “General Partner LLC Agreement”), WGP has the right to elect the members of the board of directors of the General Partner.

To the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

References to, and descriptions of, the Partnership Agreement as set forth in this Item 6 are qualified in their entirety by reference to (1) the First Amended and Restated Agreement of Limited Partnership of Western Gas Partners, LP filed as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on May 14, 2008, (2) Amendment No. 1 thereto filed as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on December 23, 2008, (3) Amendment No. 2 thereto filed as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on April 15, 2009, (4) Amendment No. 3 thereto filed as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on July 23, 2009, (5) Amendment No. 4 thereto filed as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on February 3, 2010, (6) Amendment No. 5 thereto filed as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on August 5, 2010, (7) Amendment No. 6 thereto filed as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on July 8, 2011, (8) Amendment No. 7 thereto filed as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on January 17, 2012, (9) Amendment No. 8 thereto filed as Exhibit 3.10 to the Issuer’s current report on Form 10-Q (File No. 001-34046) filed with the Commission on August 2, 2012, (10) Amendment No. 9 thereto filed as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on December 12, 2012, (11) Amendment No. 10 thereto filed as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on March 5, 2013, (12) Amendment No. 11 thereto filed as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on March 5, 2014, and (13) Amendment No. 12 thereto filed as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on November 25, 2014, each of which is incorporated in its entirety in this Item 6. References to, and descriptions of, the General Partner LLC Agreement as set forth in this Item 6 are qualified in their entirety by reference to the General Partner LLC Agreement filed as Exhibit 3.2 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on December 12, 2012, which is incorporated in its entirety in this Item 6.

Item 7. Material to Be Filed as Exhibits

Exhibit A	First Amended and Restated Agreement of Limited Partnership of Western Gas Partners, LP (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on May 14, 2008 and incorporated herein in its entirety by reference); Amendment No. 1 thereto (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on December 23, 2008 and incorporated herein in its entirety by reference); Amendment No. 2 thereto (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on April 15, 2009 and incorporated herein in its entirety by reference); Amendment No. 3 thereto (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on July 23, 2009 and incorporated herein in its entirety by reference); Amendment No. 4 thereto (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on February 3, 2010 and incorporated herein in its entirety by reference); Amendment No. 5 thereto (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on August 5, 2010 and incorporated herein in its entirety by reference); Amendment No. 6 thereto (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on July 8, 2011 and incorporated herein in its entirety by reference); Amendment No. 7 thereto (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on January 17, 2012 and incorporated herein in its entirety by reference); Amendment No. 8 thereto (attached as Exhibit 3.10 to the Issuer’s current report on Form 10-Q (File No. 001-34046) filed with the Commission on August 2, 2012 and incorporated herein in its entirety by reference); and Amendment No. 9 thereto (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on December 12, 2012 and incorporated herein in its entirety by reference; Amendment No. 10 thereto (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on March 5, 2013 and incorporated herein in its entirety by reference; Amendment No. 11 thereto (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on March 5, 2014 and incorporated herein in its entirety by reference; Amendment No. 12 thereto (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on November 25, 2014 and incorporated herein in its entirety by reference.

Exhibit B	Omnibus Agreement among Western Gas Partners, LP, Western Gas Holdings, LLC and Anadarko Petroleum Corporation (filed as Exhibit 10.3 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on May 14, 2008 and incorporated herein in its entirety by reference); Amendment No. 1 thereto (attached as Exhibit 10.2 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on December 23, 2008 and incorporated herein in its entirety by reference); Amendment No. 2 thereto (attached as Exhibit 10.2 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on July 23, 2009 and incorporated herein in its entirety by reference); Amendment No. 3 thereto (attached as Exhibit 10.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on January 7, 2010 and incorporated herein in its entirety by reference); Amendment No. 4 thereto (attached as Exhibit 10.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on February 3, 2010 and incorporated herein in its entirety by reference); and Amendment No. 5 thereto (attached as Exhibit 10.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on August 5, 2010 and incorporated herein in its entirety by reference).

Exhibit C	Second Amended and Restated Limited Liability Company Agreement of Western Gas Holdings, LLC (attached as Exhibit 3.2 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on December 12, 2012 and incorporated herein in its entirety by reference).

Exhibit D	Joint Filing Statement (filed herewith).

Exhibit E	Contribution, Conveyance and Assumption Agreement by and among Western Gas Partners, LP, Western Gas Holdings, LLC, Anadarko Petroleum Corporation, WGR Holdings, LLC, Western Gas Resources, Inc., WGR Asset Holding Company LLC, Western Gas Operating, LLC and WGR Operating, LP (attached as Exhibit 10.2 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on May 14, 2008 and incorporated herein in its entirety by reference).

Exhibit F	Contribution Agreement by and among Western Gas Resources, Inc., WGR Asset Holding Company LLC, WGR Holdings, LLC, Western Gas Holdings, LLC, Western Gas Partners, LP, Western Gas Operating, LLC and WGR Operating, LP (attached as Exhibit 10.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on November 13, 2008 and incorporated herein in its entirety by reference).

Exhibit G	Term Loan Agreement by and between Western Gas Partners, LP and Anadarko Petroleum Corporation (attached as Exhibit 10.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on December 23, 2008 and incorporated herein in its entirety by reference).

Exhibit H	Contribution Agreement by and among Western Gas Resources, Inc., WGR Asset Holding Company LLC, Anadarko Uintah Midstream, LLC, WGR Holdings, LLC, Western Gas Holdings, LLC, WES GP, Inc., Western Gas Partners, LP, Western Gas Operating, LLC and WGR Operating, LP (attached as Exhibit 2.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on July 23, 2009 and incorporated herein in its entirety by reference).

Exhibit I	Contribution Agreement by and among Western Gas Resources, Inc., WGR Asset Holding Company LLC, Mountain Gas Resources LLC, WGR Holdings, LLC, Western Gas Holdings, LLC, WES GP, Inc., Western Gas Partners, LP, Western Gas Operating, LLC and WGR Operating, LP (attached as Exhibit 2.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on February 3, 2010 and incorporated herein in its entirety by reference).

Exhibit J	Contribution Agreement by and among Western Gas Resources, Inc., WGR Asset Holding Company LLC, WGR Holdings, LLC, Western Gas Holdings, LLC, WES GP, Inc., Western Gas Partners, LP, Western Gas Operating, LLC and WGR Operating, LP (attached as Exhibit 2.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on August 5, 2010 and incorporated herein in its entirety by reference).

Exhibit K	Contribution Agreement dated July 1, 2011, by and among Western Gas Resources, Inc., WGR Asset Holding Company LLC, WGR Holdings, LLC, Western Gas Holdings, LLC, WES GP, Inc., Western Gas Partners, LP, Western Gas Operating, LLC and WGR Operating, LP (attached as Exhibit K to Amendment No. 6 to Schedule 13D (File No. 005-84028) filed with the Commission on August 15, 2011).

Exhibit L	Contribution Agreement dated December 15, 2011, by and among WGR Asset Holding Company LLC, WGR Holdings, LLC, Western Gas Holdings, LLC, WES GP, Inc., Western Gas Partners, LP, Western Gas Operating, LLC and WGR Operating, LP (attached as Exhibit 2.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on December 15, 2011 and incorporated herein in its entirety by reference).

Exhibit M	Unit Purchase Agreement, by and among Western Gas Partners, LP, Western Gas Holdings, LLC, Western Gas Equity Partners, LP and Western Gas Equity Holdings, LLC (incorporated by reference as Exhibit 10.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on December 12, 2012 and incorporated herein in its entirety by reference).

Exhibit N	Contribution Agreement dated February 27, 2013, by and among Anadarko Marcellus Midstream, L.L.C., Western Gas Partners, LP, Western Gas Operating, LLC, WGR Operating, LP, Anadarko Petroleum Corporation and Anadarko E&P Onshore LLC (attached as Exhibit 2.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on March 5, 2013 and incorporated herein in its entirety by reference).

Exhibit O	Contribution Agreement dated February 27, 2014, by and among WGR Asset Holding Company, LLC, APC Midstream Holdings, LLC, Western Gas Partners, LP, Western Gas Operating, LLC, WGR Operating, LP, and Anadarko Petroleum Corporation (attached as Exhibit 2.9 to the Issuer’s annual report on Form 10-K (File No. 001-34046) filed with the Commission on February 28, 2014 and incorporated herein in its entirety by reference).

Exhibit P	Agreement and Plan of Merger dated October 28, 2014, by and among Western Gas Partners, LP, Maguire Midstream LLC and Nuevo Midstream, LLC (attached as Exhibit 2.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on October 28, 2014 and incorporated herein in its entirety by reference).

Exhibit Q	Unit Purchase Agreement, by and among Western Gas Partners, LP, APC Midstream Holdings LLC and Anadarko Petroleum Corporation (incorporated by reference as Exhibit 10.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on October 28, 2014 and incorporated herein in its entirety by reference).

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 13, 2015

ANADARKO PETROLEUM CORPORATION

By:	/s/ Robert K. Reeves
Name:	Robert K. Reeves
Its:	Executive Vice President, General Counsel and Chief Administrative Officer

WESTERN GAS RESOURCES, INC.

By:	/s/ Robert K. Reeves
Name:	Robert K. Reeves
Its:	Executive Vice President

WESTERN GAS EQUITY HOLDINGS, LLC

By:	/s/ Benjamin M. Fink
Name:	Benjamin M. Fink
Its:	Senior Vice President, Chief Financial Officer and Treasurer

WESTERN GAS EQUITY PARTNERS, LP

By:	WESTERN GAS EQUITY HOLDINGS, LLC its general partner

By:	/s/ Benjamin M. Fink
Name:	Benjamin M. Fink
Its:	Senior Vice President, Chief Financial Officer and Treasurer

WESTERN GAS HOLDINGS, LLC

By:	/s/ Benjamin M. Fink
Name:	Benjamin M. Fink
Its:	Senior Vice President, Chief Financial Officer and Treasurer

APC MIDSTREAM HOLDINGS, LLC

By:	/s/ Robert K. Reeves
Name:	Robert K. Reeves
Its:	Executive Vice President

ANADARKO MARCELLUS MIDSTREAM, L.L.C.

By:	/s/ Robert K. Reeves
Name:	Robert K. Reeves
Its:	Executive Vice President

ANADARKO E&P ONSHORE LLC

By:	/s/ Robert K. Reeves
Name:	Robert K. Reeves
Its:	Executive Vice President

ANADARKO HOLDING COMPANY

By:	/s/ Robert K. Reeves
Name:	Robert K. Reeves
Its:	Executive Vice President

EXHIBIT INDEX

Exhibit A	First Amended and Restated Agreement of Limited Partnership of Western Gas Partners, LP (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on May 14, 2008 and incorporated herein in its entirety by reference); Amendment No. 1 thereto (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on December 23, 2008 and incorporated herein in its entirety by reference); Amendment No. 2 thereto (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on April 15, 2009 and incorporated herein in its entirety by reference); Amendment No. 3 thereto (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on July 23, 2009 and incorporated herein in its entirety by reference); Amendment No. 4 thereto (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on February 3, 2010 and incorporated herein in its entirety by reference); Amendment No. 5 thereto (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on August 5, 2010 and incorporated herein in its entirety by reference); Amendment No. 6 thereto (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on July 8, 2011 and incorporated herein in its entirety by reference); Amendment No. 7 thereto (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on January 17, 2012 and incorporated herein in its entirety by reference); Amendment No. 8 thereto (attached as Exhibit 3.10 to the Issuer’s current report on Form 10-Q (File No. 001-34046) filed with the Commission on August 2, 2012 and incorporated herein in its entirety by reference); and Amendment No. 9 thereto (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on December 12, 2012 and incorporated herein in its entirety by reference; Amendment No. 10 thereto (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on March 5, 2013 and incorporated herein in its entirety by reference; Amendment No. 11 thereto (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on March 5, 2014 and incorporated herein in its entirety by reference; Amendment No. 12 thereto (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on November 25, 2014 and incorporated herein in its entirety by reference.

Exhibit B	Omnibus Agreement among Western Gas Partners, LP, Western Gas Holdings, LLC and Anadarko Petroleum Corporation (filed as Exhibit 10.3 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on May 14, 2008 and incorporated herein in its entirety by reference); Amendment No. 1 thereto (attached as Exhibit 10.2 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on December 23, 2008 and incorporated herein in its entirety by reference); Amendment No. 2 thereto (attached as Exhibit 10.2 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on July 23, 2009 and incorporated herein in its entirety by reference); Amendment No. 3 thereto (attached as Exhibit 10.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on January 7, 2010 and incorporated herein in its entirety by reference); Amendment No. 4 thereto (attached as Exhibit 10.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on February 3, 2010 and incorporated herein in its entirety by reference); and Amendment No. 5 thereto (attached as Exhibit 10.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on August 5, 2010 and incorporated herein in its entirety by reference).

Exhibit C	Second Amended and Restated Limited Liability Company Agreement of Western Gas Holdings, LLC (attached as Exhibit 3.2 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on December 12, 2012 and incorporated herein in its entirety by reference).

Exhibit D	Joint Filing Statement (filed herewith).

Exhibit E	Contribution, Conveyance and Assumption Agreement by and among Western Gas Partners, LP, Western Gas Holdings, LLC, Anadarko Petroleum Corporation, WGR Holdings, LLC, Western Gas Resources, Inc., WGR Asset Holding Company LLC, Western Gas Operating, LLC and WGR Operating, LP (attached as Exhibit 10.2 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on May 14, 2008 and incorporated herein in its entirety by reference).

Exhibit F	Contribution Agreement by and among Western Gas Resources, Inc., WGR Asset Holding Company LLC, WGR Holdings, LLC, Western Gas Holdings, LLC, Western Gas Partners, LP, Western Gas Operating, LLC and WGR Operating, LP (attached as Exhibit 10.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on November 13, 2008 and incorporated herein in its entirety by reference).

Exhibit Index - 1

Exhibit G	Term Loan Agreement by and between Western Gas Partners, LP and Anadarko Petroleum Corporation (attached as Exhibit 10.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on December 23, 2008 and incorporated herein in its entirety by reference).

Exhibit H	Contribution Agreement by and among Western Gas Resources, Inc., WGR Asset Holding Company LLC, Anadarko Uintah Midstream, LLC, WGR Holdings, LLC, Western Gas Holdings, LLC, WES GP, Inc., Western Gas Partners, LP, Western Gas Operating, LLC and WGR Operating, LP (attached as Exhibit 2.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on July 23, 2009 and incorporated herein in its entirety by reference).

Exhibit I	Contribution Agreement by and among Western Gas Resources, Inc., WGR Asset Holding Company LLC, Mountain Gas Resources LLC, WGR Holdings, LLC, Western Gas Holdings, LLC, WES GP, Inc., Western Gas Partners, LP, Western Gas Operating, LLC and WGR Operating, LP (attached as Exhibit 2.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on February 3, 2010 and incorporated herein in its entirety by reference).

Exhibit J	Contribution Agreement by and among Western Gas Resources, Inc., WGR Asset Holding Company LLC, WGR Holdings, LLC, Western Gas Holdings, LLC, WES GP, Inc., Western Gas Partners, LP, Western Gas Operating, LLC and WGR Operating, LP (attached as Exhibit 2.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on August 5, 2010 and incorporated herein in its entirety by reference).

Exhibit K	Contribution Agreement dated July 1, 2011, by and among Western Gas Resources, Inc., WGR Asset Holding Company LLC, WGR Holdings, LLC, Western Gas Holdings, LLC, WES GP, Inc., Western Gas Partners, LP, Western Gas Operating, LLC and WGR Operating, LP (attached as Exhibit K to Amendment No. 6 to Schedule 13D (File No. 005-84028) filed with the Commission on August 15, 2011).

Exhibit L	Contribution Agreement dated December 15, 2011, by and among WGR Asset Holding Company LLC, WGR Holdings, LLC, Western Gas Holdings, LLC, WES GP, Inc., Western Gas Partners, LP, Western Gas Operating, LLC and WGR Operating, LP (attached as Exhibit 2.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on December 15, 2011 and incorporated herein in its entirety by reference).

Exhibit M	Unit Purchase Agreement, by and among Western Gas Partners, LP, Western Gas Holdings, LLC, Western Gas Equity Partners, LP and Western Gas Equity Holdings, LLC (incorporated by reference as Exhibit 10.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on December 12, 2012 and incorporated herein in its entirety by reference).

Exhibit N	Contribution Agreement dated February 27, 2013, by and among Anadarko Marcellus Midstream, L.L.C., Western Gas Partners, LP, Western Gas Operating, LLC, WGR Operating, LP, Anadarko Petroleum Corporation and Anadarko E&P Onshore LLC (attached as Exhibit 2.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on March 5, 2013 and incorporated herein in its entirety by reference).

Exhibit O	Contribution Agreement dated February 27, 2014, by and among WGR Asset Holding Company, LLC, APC Midstream Holdings, LLC, Western Gas Partners, LP, Western Gas Operating, LLC, WGR Operating, LP, and Anadarko Petroleum Corporation (attached as Exhibit 2.9 to the Issuer’s annual report on Form 10-K (File No. 001-34046) filed with the Commission on February 28, 2014 and incorporated herein in its entirety by reference).

Exhibit P	Agreement and Plan of Merger dated October 28, 2014, by and among Western Gas Partners, LP, Maguire Midstream LLC and Nuevo Midstream, LLC (attached as Exhibit 2.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on October 28, 2014 and incorporated herein in its entirety by reference).

Exhibit Q	Unit Purchase Agreement, by and among Western Gas Partners, LP, APC Midstream Holdings LLC and Anadarko Petroleum Corporation (incorporated by reference as Exhibit 10.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on October 28, 2014 and incorporated herein in its entirety by reference).

Exhibit Index - 2

Schedule 1

Executive Officers of Anadarko Petroleum Corporation

Robert P. Daniels

Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046

Principal Occupation: Executive Vice President, International and Deepwater Exploration of Anadarko Petroleum Corporation

Citizenship: USA

Amount Beneficially Owned: 5,150 (less than 1%)

M. Cathy Douglas

Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046

Principal Occupation: Senior Vice President, Chief Accounting Officer and Controller of Anadarko Petroleum Corporation

Citizenship: USA

Amount Beneficially Owned: 1,300 (less than 1%)

Robert G. Gwin

Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046

Principal Occupation: Executive Vice President, Finance and Chief Financial Officer of Anadarko Petroleum Corporation

Citizenship: USA

Amount Beneficially Owned: 10,000 (less than 1%)

James J. Kleckner

Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046

Principal Occupation: Executive Vice President, International and Deepwater Operations of Anadarko Petroleum Corporation

Citizenship: USA

Amount Beneficially Owned: 439 (less than 1%)

Charles A. Meloy

Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046

Principal Occupation: Executive Vice President, U.S. Onshore Exploration and Production of Anadarko Petroleum Corporation

Citizenship: USA

Amount Beneficially Owned: 3,000 (less than 1%)

Robert K. Reeves

Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046

Principal Occupation: Executive Vice President, General Counsel, and Chief Administrative Officer of Anadarko Petroleum Corporation

Citizenship: USA

Amount Beneficially Owned: 9,000 (less than 1%)

R. A. Walker

Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046

Principal Occupation: President and Chief Operating Officer of Anadarko Petroleum Corporation

Citizenship: USA

Amount Beneficially Owned: 0 (less than 1%)

Directors of Anadarko Petroleum Corporation

Anthony R. Chase

Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046

Principal Occupation: Chairman and Chief Executive Officer of ChaseSource, L.P., a real estate development firm

Citizenship: USA

Amount Beneficially Owned: 7,400

Schedule 1 - 1

Kevin P. Chilton

Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046

Principal Occupation: Retired

Citizenship: USA

Amount Beneficially Owned: 0

H. Paulett Eberhart

Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046

Principal Occupation: President of CDI Corp., a corporation which provides engineering and information technology outsourcing and professional

Citizenship: USA

Amount Beneficially Owned: 1,000 (less than 1%)

Peter J. Fluor

Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046

Principal Occupation: Chairman and Chief Executive Officer of Texas Crude Energy, Inc., a private, independent oil and gas exploration company

Citizenship: USA

Amount Beneficially Owned: 0 (less than 1%)

Richard L. George

Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046

Principal Occupation: Chairman of the Board of Penn West Petroleum Ltd., an exploration and production company

Citizenship: USA

Amount Beneficially Owned: 0

Charles W. Goodyear

Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046

Principal Occupation: Chairman of the Board of Metallum Holding 1 B.V., a non-ferrous metals recycling and processing company

Citizenship: USA

Amount Beneficially Owned: 0

Joseph W. Gorder

Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046

Principal Occupation: Chief Executive Officer and President of Valero Energy Corporation, an international manufacturer and marketer of transportation fuels, other petrochemical products and power

Citizenship: USA

Amount Beneficially Owned: 0

John R. Gordon

Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046

Principal Occupation: Senior Managing Director of Deltec Asset Management LLC, an investment firm

Citizenship: USA

Amount Beneficially Owned: 0

Eric D. Mullins

Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046

Principal Occupation: Co-Chief Executive Officer and Chairman of the Board of Directors of LRE GP, LLC, the general partner of LRR Energy, L.P., a company which operates, acquires, exploits and develops producing oil and natural gas properties

Citizenship: USA

Amount Beneficially Owned: 0

Schedule 1 - 2

R. A. Walker

(See above)

Executive Officers of Western Gas Resources, Inc.

Jacqueline A. Dimpel

Address: c/o Western Gas Equity Holdings, LLC, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046

Principal Occupation: President and Chief Executive Officer of Western Gas Equity Holdings, LLC

Citizenship: USA

Amount Beneficially Owned: 0 (less than 1%)

Robert G. Gwin

Executive Vice President and Chief Financial Officer

(See above)

James J. Kleckner

Executive Vice President

(see above)

Charles A. Meloy

Executive Vice President

(see above)

Robert K. Reeves

Executive Vice President

(See above)

Directors of Western Gas Resources, Inc.

Robert G. Gwin

(see above)

Charles A. Meloy

(See above)

Robert K. Reeves

(See above)

Executive Officers of Western Gas Equity Holdings, LLC

Donald R. Sinclair

Address: c/o Western Gas Equity Holdings, LLC, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046

Principal Occupation: President and Chief Executive Officer of Western Gas Equity Holdings, LLC

Citizenship: USA

Amount Beneficially Owned: 112,845 (less than 1%)

Benjamin M. Fink

Address: c/o Western Gas Equity Holdings, LLC, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046

Principal Occupation: Senior Vice President, Chief Financial Officer and Treasurer of Western Gas Equity Holdings, LLC

Citizenship: USA

Amount Beneficially Owned: 2,213 (less than 1%)

Schedule 1 - 3

Jacqueline A. Dimpel

Senior Vice President

(see above)

Philip H. Peacock

Address: c/o Western Gas Equity Holdings, LLC, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046

Principal Occupation: Vice President, General Counsel and Corporate Secretary of Western Gas Equity Holdings, LLC

Citizenship: USA

Amount Beneficially Owned: 0

Directors of Western Gas Equity Holdings, LLC

Robert G. Gwin

Chairman of the Board

(See above)

Thomas R. Hix

Address: c/o Western Gas Equity Holdings, LLC, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046

Principal Occupation: Business consultant

Citizenship: USA

Amount Beneficially Owned: 0 (less than 1%)

Charles A. Meloy

(See above)

Robert K. Reeves

(See above)

Donald R. Sinclair

(see above)

Craig W. Stewart

Address: c/o Western Gas Equity Holdings, LLC, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046

Principal Occupation: Executive Chairman of RMP Energy Inc.

Citizenship: USA

Amount Beneficially Owned: 0 (less than 1%)

David J. Tudor

Address: c/o Western Gas Equity Holdings, LLC, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046

Principal Occupation: President and Chief Executive Officer of Champion Energy Services, a retail electric provider serving residential, governmental, commercial and industrial customers

Citizenship: USA

Amount Beneficially Owned: 10,333 (less than 1%)

Executive Officers and Directors of Western Gas Equity Partners, LP

None.

Executive Officers of Western Gas Holdings, LLC

Donald R. Sinclair

President and Chief Executive Officer

(See above)

Benjamin M. Fink

Senior Vice President, Chief Financial Officer, and Treasurer

(See above)

Schedule 1 - 4

Jacqueline A. Dimpel

Senior Vice President

(See above)

Philip H. Peacock

Vice President, General Counsel and Corporate Secretary

(See above)

Directors of Western Gas Holdings, LLC

Robert G. Gwin

Chairman of the Board

(See above)

Donald R. Sinclair

(See above)

Steven D. Arnold

Address: c/o Western Gas Holdings, LLC, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046

Principal Occupation: Investor

Citizenship: USA

Amount Beneficially Owned: 31,000 (less than 1%)

Milton Carroll

Address: c/o Western Gas Holdings, LLC, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046

Principal Occupation: Chairman of CenterPoint Energy, Inc., an energy company

Citizenship: USA

Amount Beneficially Owned: 4,157 (less than 1%)

James R. Crane

Address: c/o Western Gas Holdings, LLC, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046

Principal Occupation: Chairman and Chief Executive of Crane Capital Group, a private equity investment firm

Citizenship: USA

Amount Beneficially Owned: 503,798 (less than 1%)

Robert K. Reeves

(See above)

David J. Tudor

(See above)

Charles A. Meloy

(See above)

Executive Officers of APC Midstream Holdings, LLC

Jacqueline A. Dimpel

President

(see above)

Robert G. Gwin

Executive Vice President and Chief Financial Officer

(See above)

Schedule 1 - 5

James J. Kleckner

Executive Vice President

(see above)

Charles A. Meloy

Executive Vice President

(see above)

Robert K. Reeves

Executive Vice President

(See above)

Directors of APC Midstream Holdings, LLC

None.

Executive Officers of Anadarko Marcellus Midstream, L.L.C.

Jacqueline A. Dimpel

President

(see above)

Robert G. Gwin

Executive Vice President and Chief Financial Officer

(See above)

James J. Kleckner

Executive Vice President

(see above)

Charles A. Meloy

Executive Vice President

(see above)

Robert K. Reeves

Executive Vice President

(See above)

Directors of Anadarko Marcellus Midstream, L.L.C.

None.

Executive Officers of Anadarko E&P Onshore LLC

Charles A. Meloy

President

(see above)

Robert P. Daniels

Executive Vice President

(see above)

Robert G. Gwin

Executive Vice President and Chief Financial Officer

(See above)

Schedule 1 - 6

James J. Kleckner

Executive Vice President

(see above)

Robert K. Reeves

Executive Vice President

(See above)

Directors of Anadarko E&P Onshore LLC

None.

Executive Officers of Anadarko Holding Company

Robert G. Gwin

President

(see above)

Robert P. Daniels

Executive Vice President

(see above)

James J. Kleckner

Executive Vice President and Chief Financial Officer

(See above)

Charles A. Meloy

Executive Vice President

(see above)

Robert K. Reeves

Executive Vice President

(See above)

Directors of Anadarko Holding Company

Robert G. Gwin

(see above)

Robert P. Daniels

(see above)

Robert K. Reeves

(See above)

Schedule 1 - 7

Exhibit D

Joint Filing Statement

We, the undersigned, hereby express our agreement that the attached Schedule 13D/A is, and any further amendments to the Schedule 13D originally filed on May 23, 2008, and signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13D as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

Dated: February 13, 2015

ANADARKO PETROLEUM CORPORATION

By:	/s/ Robert K. Reeves
Name:	Robert K. Reeves
Its:	Executive Vice President, General Counsel and Chief Administrative Officer

WESTERN GAS RESOURCES, INC.

By:	/s/ Robert K. Reeves
Name:	Robert K. Reeves
Its:	Executive Vice President

WESTERN GAS EQUITY HOLDINGS, LLC

By:	/s/ Benjamin M. Fink
Name:	Benjamin M. Fink
Its:	Senior Vice President, Chief Financial Officer and Treasurer

WESTERN GAS EQUITY PARTNERS, LP

By:	WESTERN GAS EQUITY HOLDINGS, LLC its general partner

By:	/s/ Benjamin M. Fink
Name:	Benjamin M. Fink
Its:	Senior Vice President, Chief Financial Officer and Treasurer

WESTERN GAS HOLDINGS, LLC

By:	/s/ Benjamin M. Fink
Name:	Benjamin M. Fink
Its:	Senior Vice President, Chief Financial Officer and Treasurer

APC MIDSTREAM HOLDINGS, LLC

By:	/s/ Robert K. Reeves
Name:	Robert K. Reeves
Its:	Executive Vice President

ANADARKO MARCELLUS MIDSTREAM, L.L.C.

By:	/s/ Robert K. Reeves
Name:	Robert K. Reeves
Its:	Executive Vice President

ANADARKO E&P ONSHORE LLC

By:	/s/ Robert K. Reeves
Name:	Robert K. Reeves
Its:	Executive Vice President

ANADARKO HOLDING COMPANY

By:	/s/ Robert K. Reeves
Name:	Robert K. Reeves
Its:	Executive Vice President